Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2011.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to, those described under “Risk Factors” under Item 3. “Key Information” in our Annual Report on Form 20-F, for the year ended December 31, 2011.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding; (12) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP and (13) the term “GAAM” refers to Global Aviation Asset Management.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF MARCH 31, 2012 (UNAUDITED) AND DECEMBER 31, 2011

(Dollar amounts in thousands, except par value data)

	March 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	$158,550	$82,105
Restricted cash and cash equivalents	249,911	298,404
Rent receivables	1,134	3,186
Investment in unconsolidated subsidiaries	16,814	15,141
Flight equipment held for operating lease, net	2,755,549	2,762,289
Deferred tax asset, net	2,387	5,329
Fair market value of derivative assets	2,745	4,023
Other assets, net	23,838	28,021

Total assets	3,210,928	3,198,498

Liabilities
Accounts payable and accrued liabilities	10,795	10,429
Rentals received in advance	14,937	15,297
Payable to related parties	1,092	4,863
Security deposits	48,035	50,672
Maintenance payment liability	223,231	231,793
Secured borrowings, net	2,337,951	2,326,110
Fair market value of derivative liabilities	91,391	98,487
Other liabilities	19,657	17,814

Total liabilities	2,747,089	2,755,465

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 25,769,115 and 25,685,527 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	26	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	456,029	455,186
Retained earnings	73,023	57,982
Accumulated other comprehensive loss, net	(65,239)	(70,161)

Total shareholders’ equity	463,839	443,033

Total liabilities and shareholders’ equity	$3,210,928	$3,198,498

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended March 31, 2012	Three months ended March 31, 2011
Revenues
Operating lease revenue	$102,422	$47,568
Equity earnings from unconsolidated subsidiaries	1,855	1,216
Lease termination settlement	—	549
Interest and other income	230	336

Total revenues	104,507	49,669

Expenses
Depreciation	34,175	20,641
Interest expense	37,022	18,569
Selling, general and administrative	9,398	5,685
Maintenance and other costs	878	1,313

Total expenses	81,473	46,208

Net income before provision for income taxes	23,034	3,461
Provision for income taxes	2,647	698

Net income	$20,387	$2,763

Weighted average number of shares:
Basic	25,714,002	26,427,004
Diluted	25,838,621	26,505,488
Earnings per share:
Basic and diluted	$0.78	$0.10
Dividends declared and paid per share	$0.20	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2012	Three months ended March 31, 2011
Net income	$20,387	$2,763
Other comprehensive income, net of tax
Net change in fair value of derivatives, net of deferred tax of $773 and $1,139 for the months ended March 31, 2012 and 2011, respectively	4,996	7,978
Reclassification from other comprehensive income into earnings, net of deferred tax of $11 and $159 for the three months ended March 31, 2012 and 2011, respectively	(74)	1,111

Comprehensive income	$25,309	$11,852

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2011	100	$—	26,707,501	$27	$463,559	$77,984	$(66,666)	$474,904
Dividends to shareholders	—	—	—	—	—	(5,342)	—	(5,342)
Dividend equivalent	—	—	—	—	—	(24)	—	(24)
Shares repurchased	—	—	(1,058,573)	(1)	(12,666)	—	—	(12,667)
Share-based compensation	—	—	—	—	952	—	—	952
Net income	—	—	—	—	—	2,763	—	2,763
Net change in the fair value of derivatives, net of deferred tax liability of $1,139	—	—	—	—	—	—	7,978	7,978
Reclassified from other comprehensive income into earnings, net of deferred tax of $159	—	—	—	—	—	—	1,111	1,111

Balance March 31, 2011 (unaudited)	100	$—	25,648,928	$26	$451,845	$75,381	$(57,577)	$469,675

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2012	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(5,138)	—	(5,138)
Dividend equivalent	—	—	—	—	—	(208)		(208)
Shares issued in connection with vested share grants	—	—	83,588	—	—	—	—	—
Share-based compensation	—	—	—	—	843		—	843
Net income	—	—	—	—	—	20,387	—	20,387
Net change in the fair value of derivatives, net of deferred tax of $773	—	—	—	—	—	—	4,996	4,996
Reclassified from other comprehensive income into earnings, net of deferred tax of $11	—	—	—	—	—	—	(74)	(74)

Balance March 31, 2012 (unaudited)	100	$—	25,769,115	$26	$456,029	$73,023	$(65,239)	$463,839

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2012	Three months ended March 31, 2011
Cash Flows from Operating Activities
Net Income	$20,387	$2,763
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiaries	(1,855)	(1,216)
Depreciation	34,175	20,641
Amortization of debt issuance costs	980	2,108
Amortization of lease incentives	1,704	1,457
Amortization of lease discounts/premiums and other items	1,244	212
Amortization of fair market value adjustments associated with the GAAM acquisition	6,422	—
Share-based compensation	843	952
Deferred income taxes	2,180	336
Unrealized gain on derivative instruments	(104)	(130)
Security deposits and maintenance payment liability relieved	(15,880)	—
Security deposits applied towards operating lease revenues	(3,513)	—
Changes in operating assets and liabilities:
Rent receivables	1,052	222
Other assets	1,508	131
Payable to related parties	(4,174)	(660)
Accounts payable and accrued liabilities	283	54
Rentals received in advance	(360)	(1,536)
Other liabilities	1,575	(1,076)

Net cash flows provided by operating activities	46,467	24,258

Cash Flows from Investing Activities
Investment in unconsolidated joint ventures	—	(16,415)
Distributions from unconsolidated subsidiaries	182	—
Purchase of flight equipment	(25,969)	(41,847)
Lessor contribution to maintenance	(1,331)	(1,210)

Net cash flows used in investing activities	(27,118)	(59,472)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	48,493	(1,759)
Security deposits received	—	1,508
Security deposits returned	—	(372)
Maintenance payment liability receipts	11,420	11,791
Maintenance payment liability disbursements	(3,399)	(2,004)
Debt issuance costs	(594)	(203)
Proceeds from sale of notes payable	87,282	—
Proceeds from other aircraft secured borrowings	24,000	29,548
Repayment of secured borrowings	(104,760)	(10,967)
Proceeds from termination of interest rate contract	—	1,398
Shares repurchased	—	(12,667)
Dividends	(5,138)	(5,342)
Dividend equivalents	(208)	(24)

Net cash flows provided by financing activities	57,096	10,907

Net increase/(decrease) in cash	76,445	(24,307)
Cash at beginning of period	82,105	164,107

Cash at end of period	$158,550	$139,800

	Three months ended March 31, 2012	Three months ended March 31, 2011
Supplemental Disclosure:
Cash paid during the period for:
Interest	$31,055	$15,963
Taxes	85	6
Noncash Activities:
Security deposits assumed on purchase of flight equipment	920	—
Security deposits applied to rent receivables	1,000	—
Maintenance payment claim applied to operating lease revenue	—	313
Lease incentive obligation applied to operating lease revenue	—	656
Lease incentive obligation applied to interest and other income	—	83
Lease incentive obligation applied to rentals received in advance	—	100
Lease incentive obligation applied as maintenance payment liability	—	484
Debt issuance costs netted with proceeds from other secured borrowings	—	450

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the three months ended March 31, 2012

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion (“GAAM Portfolio”) that had been managed by GAAM. The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has a 15.0% and 57.4% interest in BBAM LP and Fly-Z/C LP, respectively. The Company does not control the joint ventures. Fly accounts for its interest in the unconsolidated joint ventures using the equity method under which its investment is initially recorded at cost. The carrying amount of the Company’s investment is affected by its share of the joint ventures’ undistributed earnings and losses, and distributions of dividends and capital. The Company periodically reviews the carrying amount of its investment in the joint ventures, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

The Company currently has only one operating and reportable segment which is aircraft leasing.

The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In 2012, the Company adopted the standard of presenting components of other comprehensive income in a separate statement of comprehensive income. The standard was effective for interim and annual periods beginning in 2012.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of March 31, 2012 and December 31, 2011, the Company had 111 and 109 aircraft held for operating leases, respectively. On January 27, 2012 and February 17, 2012, the Company purchased two aircraft for a combined purchase price of $26.7 million. To partially finance the acquisitions, the Company entered into loan agreements with an international commercial bank to borrow a total of $24.0 million (see Note 5).

One of the Company’s lessees filed for bankruptcy protection in the first quarter of 2012. The Company has terminated the lease and repossessed the underlying aircraft. In addition, in March 2012, the Company terminated the leases of two aircraft with one lessee that had already been placed on non-accrual status.

Flight equipment held for operating leases consist of the following:

	March 31, 2012	December 31, 2011
	(Dollars in thousands)
Cost	$3,098,255	$3,070,820
Accumulated depreciation	(342,706)	(308,531)

Net Flight Equipment Held for Operating Leases	$2,755,549	$2,762,289

The Company capitalized $0.1 million and $2.3 million of major maintenance expenditures for the three month periods ended March 31, 2012 and 2011, respectively. These amounts have been included in flight equipment held for operating leases.

At March 31, 2012, aircraft held for operating leases were on lease to 53 lessees in 29 countries, with three aircraft off-lease. The Company has entered into a six-year lease for one aircraft and anticipates delivering the aircraft to the new lessee during the second half of 2012. At December 31, 2011, aircraft held for operating leases were on lease to 53 lessees in 29 countries.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	March 31, 2012		December 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$379,394	14%	$383,234	14%
Germany	188,014	7%	190,793	7%
Spain	88,921	3%	115,119	4%
Other	518,091	19%	526,535	19%

Europe — Total	1,174,420	43%	1,215,681	44%

Asia and South Pacific:
China	313,627	11%	317,082	12%
India	176,398	6%	241,715	9%
Australia	150,556	6%	152,115	6%
Other	82,728	3%	83,838	2%

Asia and South Pacific — Total	723,309	26%	794,750	29%

North America:
United States	278,188	10%	281,991	10%
Other	35,767	1%	36,138	1%

North America — Total	313,955	11%	318,129	11%

Mexico, South and Central America:
Mexico	176,167	7%	178,321	7%
Other	110,340	4%	84,135	3%

Mexico, South and Central America — Total	286,507	11%	262,456	10%

Middle East and Africa — Total	169,513	6%	171,273	6%

Off-Lease — Total	87,845	3%	—	—

Total flight equipment held for operating leases, net	$2,755,549	100%	$2,762,289	100%

The distribution of operating lease revenue by geographic region for the three month periods ended March 31, 2012 and 2011 is as follows:

	Three months ended March 31, 2012		Three months ended March 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$11,510	11%	$3,142	7%
Spain	7,973	8%	2,053	4%
Germany	6,320	6%	3,240	7%
Other	16,786	17%	13,438	28%

Europe — Total	42,589	42%	21,873	46%

Asia and South Pacific:
India	18,461	18%	5,682	12%
China	9,216	9%	2,007	4%
Australia	6,380	6%	—	0%
Other	2,211	2%	1,315	3%

Asia and South Pacific — Total	36,268	35%	9,004	19%

North America:
United States	10,328	10%	9,623	20%
Other	974	1%	974	2%

North America — Total	11,302	11%	10,597	22%

Mexico, South and Central America:
Mexico	4,692	4%	3,512	7%
Other	2,771	3%	—	0%

Mexico, South and Central America — Total	7,463	7%	3,512	7%

Middle East and Africa — Total	4,800	5%	2,582	6%

Total Operating Lease Revenue	$102,422	100%	$47,568	100%

The Company had one customer that accounted for 14% of the total operating lease revenue for the three month period ended March 31, 2012 which was attributable to non-recurring end of lease revenue associated with the termination of two leases. No customer accounted for 10% or more of total operating lease revenue for the three month period ended March 31, 2011. The Company did not accrue rent from two lessees due to concerns about the lessees’ financial condition during the three month periods ended March 31, 2012 and 2011, respectively. Revenue from these lessees is recognized as cash is received. During the three month periods ended March 31, 2012 and 2011, the Company recognized revenues of $14.5 million and $2.6 million, respectively, from these leases.

For the three month period ended March 31, 2012, the Company recognized end of lease revenue of $15.9 million. For the three month period ended March 31, 2011, the Company did not recognize any end of lease revenue.

The amortization of lease discounts, net of lease premiums, which has been included as a component of operating lease revenue, was approximately $2.0 million and $66,000 for the three month periods ended March 31, 2012 and 2011, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.7 million and $1.5 million for the three month periods ended March 31, 2012 and 2011, respectively.

As of March 31, 2012 and December 31, 2011, the weighted average remaining lease term of the Company’s aircraft portfolio was 3.3 years and 3.6 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

The Company, through its wholly-owned subsidiary, Fly-BBAM, has a 15% interest in BBAM LP. Summit Aviation Partners LLC (“Summit”) owns the remaining 85% interest in BBAM LP. During the three month periods ended March 31, 2012 and 2011, the Company recognized $1.5 million and $1.1 million, respectively, in equity earnings from its investment in BBAM LP. No distributions were made by BBAM LP during the three month periods ended March 31, 2012 and 2011.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three month periods ended March 31, 2012 and 2011, the Company recognized $0.3 million and $0.1 million, respectively, in equity earnings from its investment in Fly-Z/C LP. During the three month period ended March 31, 2012, the Company received distributions of $0.2 million. No distributions were made by Fly-Z/C LP during the three month period ended March 31, 2011.

5. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of March 31, 2012 and December 31, 2011 are presented below:

	Net carrying value as of		Weighted average interest rate (1) as of
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	Maturity date
	(in thousands)
Notes Payable	$685,564	$599,805	1.21%	0.95%	November 2033
B&B Air Acquisition Facility	402,018	425,931	2.75%	2.86%	August 2013
Nord LB Facility	540,292	569,909	4.09%	3.98%	November 2018
BOS Facility	473,684	479,561	4.99%	4.98%	August 2012 – December 2017
Other aircraft secured borrowings	236,393	216,395	5.58%	5.70%	August 2014 – February 2019
Other secured borrowing	—	34,509	—	0.58%	—

Total	$2,337,951	$2,326,110

(1)	Represents the contractual interest rates.

Notes Payable

	Balance as of
	March 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Notes issued	$711,026	$606,751
Unamortized discount	(25,462)	(6,946)

Notes payable, net	$685,564	$599,805

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and, in certain circumstances, principal on the Notes.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes for $33.8 million. During the three month period ended March 31, 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million. The discount of $19.4 million will be amortized over the remaining term of the Notes. As of March 31, 2012, the outstanding principal amount of Notes was $711.0 million.

Until August 2012, there are scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Scheduled principal payments during the three month periods ended March 31, 2012 and 2011 totaled $2.4 million and $2.1 million, respectively, net of $0.1 million and $0.5 million which were paid to the Company’s subsidiary, respectively, in respect of the Notes it had previously purchased. Accrued interest on the Notes totaled $0.3 million as of March 31, 2012 and December 31, 2011.

Beginning in August 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants, and interest coverage ratio. As of March 31, 2012, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of March 31, 2012, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

B&B Air Acquisition Facility:	Balance as of March 31, 2012	Balance as of December 31, 2011
	(Dollars in thousands)
Principal — Tranche A	$218,018	$241,931
Principal — Tranche B	184,000	184,000

Borrowings under B&B Air Acquisition Facility	$402,018	$425,931

On November 7, 2007, B&B Air Acquisition entered into a credit facility that provided for aircraft financing (“B&B Air Acquisition Facility”). Tranches A and B were provided by a consortium of third party lenders and are subject to customary terms and conditions. The availability period for the B&B Air Acquisition Facility expired on November 6, 2009, and B&B Air Acquisition may not borrow any additional amounts. As of March 31, 2012, 16 aircraft were financed under this facility.

Borrowings and equity drawings under the B&B Air Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A and B is 1.50% per annum and 4.00% per annum, respectively. The Company’s $96.0 million equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. The Company has entered into interest rate swap agreements to minimize the risks associated with movements in underlying interest rates.

Beginning November 7, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal balance after payment of interest, certain expenses and the return paid to Fly on its equity tranche. During the three month period ended March 31, 2012, the Company made principal repayments of $23.9 million on the B&B Air Acquisition Facility, which included a $16.1 million repayment using funds from a cash collateral account. During the three month period ended March 31, 2011, the Company made principal repayments of $8.3 million.

B&B Air Acquisition funds a cash collateral account that was established for the benefit of the lenders in accordance with the facility agreement. As of March 31, 2012 and December 31, 2011, the cash collateral account had a balance of $26.0 million and $41.6 million, respectively.

As of March 31, 2012 and December 31, 2011, interest accrued on the B&B Air Acquisition Facility totaled $2.8 million and $2.7 million, respectively.

The B&B Air Acquisition Facility contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in the B&B Air Acquisition Facility must comply with certain concentration limits. As of March 31, 2012, there was no default under the B&B Air Acquisition Facility.

Nord LB Facility

	Balance as of
	March 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance	$566,203	$598,198
Unamortized debt discount	(25,911)	(28,289)

Nord LB Facility balance, net	$540,292	$569,909

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, the Company assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). In February 2012, the Company repaid $25.0 million of the outstanding borrowings and completed an extension of the Nord LB Facility to November 2018. At the beginning of the extension term on November 14, 2012, the Company will make an additional principal payment of $15.0 million to Nord LB. From February 6, 2012 until November 14, 2012, the Company will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012. As of March 31, 2012 and December 31, 2011, interest accrued on the facility totaled $1.0 million and $1.2 million, respectively.

In connection with the negotiation of the facility extension, the Company entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of the Company’s subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower of each respective loan.

As of March 31, 2012 and December 31, 2011, the weighted average interest rate on the current Nord LB Facility was 5.86% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25% or 1.45% as of March 31, 2012 and December 31, 2011, respectively. The blended weighted average interest rate for the Nord LB Facility was 4.09% and 3.98% as of March 31, 2012 and December 31, 2011, respectively, excluding the debt discount amortization. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

In addition to the $25.0 million principal payment made in February 2012, there are monthly scheduled principal payments of approximately $2.3 million through November 2012. Beginning in December 2012, the Company will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. The Company made principal payments totaling $32.0 million during the three month period ended March 31, 2012.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of March 31, 2012, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	March 31, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Senior tranches	$432,918	$440,106
Junior tranches	53,060	53,341

Total outstanding principal balance	485,978	493,447
Unamortized debt discount	(12,294)	(13,886)

BOS Facility balance, net	$473,684	$479,561

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, the Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At March 31, 2012 and December 31, 2011, 20 aircraft in the GAAM Portfolio were financed through this facility. Subsequent to the acquisition of the GAAM Portfolio, one aircraft was refinanced pursuant to a separate loan in connection with a new lease resulting in repayment of $20.0 million under this facility. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2012 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of March 31, 2012 and December 31, 2011, the weighted average interest rate on senior tranche loans associated with aircraft with fixed rate leases was 5.59% and 5.58%, respectively, and the weighted average interest rate on junior tranche loans associated with aircraft with fixed rate leases was 7.29%. The weighted average interest rate on senior tranche loans associated with aircraft with floating rate leases was 2.14% and 2.13% as of March 31, 2012 and December 31, 2011, respectively. The weighted average interest rate on junior tranche loans associated with aircraft with floating rate leases was 3.74% and 3.78% as of March 31, 2012 and December 31, 2011, respectively. The weighted average interest rate on all outstanding amounts was 4.99% and 4.91% as of March 31, 2012 and December 31, 2011, respectively, excluding the debt discount amortization. As of March 31, 2012 and December 31, 2011, interest accrued on the facility totaled $0.6 million and $1.0 million, respectively.

The Company is subject to operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of March 31, 2012, there was no default under the BOS Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, the Company has entered into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The Company has a facility that finances six aircraft. The loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

The maturity date on each loan matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on the Company’s activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. The Company was not in default under any of these debt financings at March 31, 2012.

Three loans financing nine aircraft were assumed with the GAAM Portfolio, six loans were arranged in connection with the purchase of additional aircraft and one loan was arranged in connection with the re-lease of an aircraft in the GAAM Portfolio. As of March 31, 2012 and December 31, 2011, interest accrued on these loans totaled $0.9 million and $0.8 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt borrowings:

	Number of Aircraft Financed	Principal Balance Outstanding as of		Weighted Average Interest Rates (1)	Maturity Date
		March 31, 2012	December 31, 2011
		(in thousands)
GAAM Facility No. 1 (2)	6	$45,136	$46,126	5.81%	May 2017 – November 2017
GAAM Facility No. 2	2	33,429	34,010	6.30%	August 2014 – December 2015
GAAM Note Payable 1 (3)	1	20,627	20,836	2.06%	November 2015
GAAM Note Payable 2	1	17,686	18,000	6.22%	December 2014
Aircraft Note Payable 1	1	27,908	28,343	6.41%	December 2018
Aircraft Note Payable 2	1	28,300	28,715	7.20%	February 2019
Aircraft Note Payable 3	1	25,911	26,566	5.14%	December 2015
Aircraft Note Payable 4	1	19,112	19,599	5.33%	May 2016
Aircraft Note Payable 5	1	11,891		4.32%	December 2013
Aircraft Note Payable 6	1	11,761		4.65%	December 2013

Total outstanding principal balance		$241,761	$222,195
Unamortized debt discount (2) (3)		(5,368)	(5,800)

Other aircraft secured borrowings balance, net		$236,393	$216,395

(1)	Represents the contractual interest rates.
(2)	As of March 31, 2012 and December 31, 2011, the unamortized discount associated with GAAM Facility No. 1 totaled $4.0 million and $4.3 million, respectively.
(3)	As of March 31, 2012 and December 31, 2011, the unamortized discount associated with GAAM Note Payable 1 totaled $1.4 million and $1.5 million, respectively.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of December 31, 2011, the Company had an outstanding principal balance of $34.5 million which was repaid during the three month period ended March 31, 2012.

6. DERIVATIVES

The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of March 31, 2012 and December 31, 2011, the Company had interest rate swap contracts with notional amounts aggregating $1,157.6 million and $1,187.6 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $87.8 million and $94.2 million as of March 31, 2012 and December 31, 2011, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. Seven of the cross currency swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. As of March 31, 2012 and December 31, 2011, the unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $2.7 million and $4.0 million, respectively. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $3.6 million and $4.3 million as of March 31, 2012 and December 31, 2011, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

Most of the Company’s interest rate and foreign currency derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three month periods ended March 31, 2012 and 2011, the Company recorded a net unrealized loss of $5.0 million and $8.0 million, after the applicable net tax benefit of $0.8 million and $1.1 million, respectively.

As of March 31, 2012, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contacts	22	10/15/2012 - 04/14/2018	1.98% - 4.93%	$1,075,103	$(87,774)	$5,444	$(82,330)	$11,281	$(66,943)	$38
Accrued interest				—	(1,815)	—	(1,815)	—	—	—

Total – designated derivative liabilities	22			$1,075,103	$(89,589)	$5,444	$(84,145)	$11,281	$(66,943)	$38

As of March 31, 2012, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Liability	Gain Recognized in Accumulated Comprehensive Income	Gain Recognized into Earnings
Cross currency swap contracts	2	4/8/2013	1EURO to $1.4237 - $1.4434	$619	$545	$(4)	$541	$(68)	$309	$—

Total – designated derivative assets	2			$619	$545	$(4)	$541	$(68)	$309	$—

Undesignated Derivatives

Derivatives not designated as cash-flow hedges are also used to manage the Company’s exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. These derivatives may not meet the strict hedge accounting requirements of the accounting policy for derivative instruments and hedging activities. Changes in the fair value of these derivatives are recorded directly into income.

Interest rate and cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to interest and foreign currency exchange rates of the underlying contracts being significantly different from market rates at the acquisition date, some of these contracts no longer qualified for hedge accounting treatment and were de-designated. The Company also has swap contracts that have been de-designated due to the sale of aircraft, repayment of principal on the associated debt and the discontinuation of the associated cash flows.

As of March 31, 2012, the Company had the following undesignated derivative liabilities (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Interest rate swap contacts	2	10/15/2012 - 03/15/2018	2.30% - 3.31%	—	$82,466	$(3,906)	$393	$(3,514)	$288
Cross currency swap contracts	3	10/23/2012 - 01/23/2014	—	1AUD to $0.7803 -0.7925	1,169	(3,736)	98	(3,638)	617
Accrued interest					—	(94)		(94)

Total – non-designated derivative liabilities	5				$83,635	$(7,736)	$491	$(7,246)	$905

As of March 31, 2012, the Company had the following undesignated derivative assets (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Loss Recognized into Earnings
Cross currency swap contracts	3	07/24/2012 - 01/15/2016	1EURO to $1.4241 - $1.4769	$2,252	$2,289	$(85)	$2,204	$(924)

Total – non-designated derivative assets	3			$2,252	$2,289	$(85)	$2,204	$(924)

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized over the original term of the contracts, as a reduction to interest expense.

On April 3, 2012, the Company terminated an undesignated cross currency swap contract and received settlement proceeds totaling $1.6 million.

7. SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) which permits it to issue up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. As of March 31, 2012 and December 31, 2011, the Company had made grants aggregating 1,200,000 SARs and RSUs to certain employees of BBAM LP who provide services to Fly pursuant to management and servicing agreements.

A summary of the Company’s SAR activity for the three month period ended March 31, 2012 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2011	708,840	$12.85
SARs granted	—	—
SARs exercised	—	—
SARs canceled or forfeited	—	—

Outstanding at March 31, 2012	708,840	12.85
Exercisable at March 31, 2012	356,152	$12.71

A summary of the Company’s RSU activity for the three month period ended March 31, 2012 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2011	330,896	$13.09
RSUs granted	—	—
RSUs vested	(83,588)	13.30
RSUs canceled or forfeited	—	—

Outstanding and unvested at March 31, 2012	247,308	$13.01

At March 31, 2012 and December 31, 2011, unvested RSUs and SARs had a weighted average remaining vesting term of 1.2 years and 1.0 year, respectively.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Risk-free interest rate	1.74% –2.73%	2.73% –3.47%
Volatility	57% –70%	63% – 70%
Expected life	6 – 9 years	6 – 10 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.8 million and $1.0 million for the three month periods ended March 31, 2012 and 2011, respectively. Unamortized share-based compensation expense totaled $2.6 million and $3.6 million at March 31, 2012 and December 31, 2011, respectively.

8. EARNINGS PER SHARE

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. As of March 31, 2012, 232,821 SARs have been excluded from the calculation of dilutive earnings per share as they were anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended March 31,
	2012	2011
	(Dollars in thousands, except share
	and per share data)
Numerator
Net income	$20,387	$2,763
Less: Dividend equivalents paid on vested RSUs and SARs	(208)	(24)

Net income available to common shareholders	20,179	2,739

Denominator
Weighted average shares outstanding-Basic	25,714,002	26,427,004
Dilutive common equivalent shares:
RSUs	123,782	67,729
SARs	837	10,755
Weighted average shares outstanding-Diluted	25,838,621	26,505,488
Earnings per share:
Basic and Diluted	$0.78	$0.10

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Australia and the Cayman Islands that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. Fly’s French resident subsidiaries pay a corporation tax of 33.33% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, the Company will be subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.

Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.

Income tax expense by jurisdiction is shown below:

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Dollars in thousands)
Deferred tax expense:
Ireland	$1,679	$370
France	(4)	(1)
Australia	476	—
United States	29	(33)

Deferred tax expense — total	2,180	336

Current tax expense:
Ireland	39	33
France	10	28
United States	418	301

Current tax expense — total	467	362

Total Income Tax Expense	$2,647	$698

10. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

11. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates. The amended management agreement expires on April 29, 2015.

BBAM was entitled to receive base and rent fees pursuant to the Agreements in amounts totaling $3.2 million and $1.8 million for the three month periods ended March 31, 2012 and 2011, respectively. BBAM received administrative fees from aircraft owning subsidiaries of the Company totaling $0.4 million and $0.3 million for the three month periods ended March 31, 2012 and 2011, respectively.

For the three month periods ended March 31, 2012 and 2011, $0.4 million and $0.6 million of fees were incurred for newly acquired aircraft, respectively. The Company did not sell any aircraft during the three month periods ended March 31, 2012 or 2011.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is also subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended March 31, 2012 and 2011, the Company incurred $2.6 million and $1.6 million of Management Expenses, respectively.

At March 31, 2012 and December 31, 2011, the Manager incurred reimbursable expenses totaling $0.1 million in connection with the performance of its services, which are payable by the Company.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) The fair value of the Company’s debt facilities are primarily based on valuation models, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated subsidiaries and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated subsidiaries under the equity method and records an impairment when its fair value is less than its carrying value (Level 3). No impairment was recorded by the Company in regards to its investments in unconsolidated subsidiaries during the three month periods ended March 31, 2012 and 2011.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three month periods ended March 31, 2012 and 2011, no flight equipment was recorded at fair value.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	March 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$685,564	$590,151	$599,805	$491,468
B&B Air Acquisition Facility	402,018	394,635	425,931	414,300
Nord LB Facility	540,292	540,292	569,909	569,909
BOS Facility	473,684	473,684	479,561	479,561
Other aircraft secured debt	236,393	236,393	216,395	216,395
Other secured debt	—	—	34,509	34,509
Derivative asset	2,745	2,745	4,023	4,023
Derivative liabilities	91,391	91,391	98,487	98,487

As of March 31, 2012 and December 31, 2011, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2012:
Derivative asset	—	$2,745	—	$2,745
Derivative liabilities	—	91,391	—	91,391
December 31, 2011:
Derivative asset	—	$4,023	—	$4,023
Derivative liabilities	—	98,487	—	98,487

13. SHAREHOLDERS’ EQUITY

The Company had a $30.0 million share repurchase program which expired in May 2012 (“2011 Repurchase Program”). No shares were repurchased under the 2011 Repurchase Program for the three month period ended March 31, 2012. As of March 31, 2012, there were 25,648,928 shares outstanding and the remaining balance of the 2011 Repurchase Program was $29.5 million.

On May 2, 2012, the Company’s Board of Directors approved a new $25.0 million share repurchase program expiring in May 2013. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

14. SUBSEQUENT EVENTS

On April 13, 2012, the Company declared a dividend of $0.20 per share or approximately $5.1 million. The dividend is payable on May 21, 2012 to shareholders of record at April 30, 2012.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2011. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a global lessor of modern, fuel-efficient commercial jet aircraft. We are principally engaged in purchasing commercial aircraft which we, in turn, lease to airlines around the world. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. On October 14, 2011, we completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. As of March 31, 2012, we owned a portfolio of 111 aircraft.

Although we are organized under the laws of Bermuda, we are a resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three month period ended March 31, 2012, we had net income of $20.4 million, or diluted earnings per share of $0.78. Net cash flows provided by operating activities for the three month period ended March 31, 2012 totaled $46.5 million. Net cash flow used in investing activities was $27.1 million and net cash provided by financing activities was $57.1 million for the three month period ended March 31, 2012. We paid $5.3 million in dividends and dividend equivalent rights associated with stock-based compensation awards during the three month period ended March 31, 2012.

Net income for the three month period ended March 31, 2012 included $1.9 million of equity earnings from our investment in unconsolidated subsidiaries. We received distributions of $0.2 million from our unconsolidated subsidiaries during the three month period ended March 31, 2012.

We purchased two aircraft during the three month period ended March 31, 2012 for a combined purchase price of $26.7 million. To partially finance the acquisitions, we entered into loan agreements with an international commercial bank to borrow a total of $24.0 million. The loans are secured by a pledge of our rights, title and interest in the financed aircraft and leases.

One of our lessees filed for bankruptcy protection in the first quarter of 2012. We have terminated the lease and repossessed this aircraft. In addition, we agreed in March 2012 to an early termination of the leases of two aircraft with one lessee.

On April 3, 2012, we terminated a cross-currency swap agreement and received $1.6 million on settlement.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing with the aircraft. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that is lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduced our reported operating lease revenues for the remaining terms of such leases.

The following table shows the cumulative impact of the annual amortization of debt discounts, lease premiums and certain other minor items in 2012 and the succeeding six years. This table reflects our current portfolio and debt facilities. The annual amortization amounts for each applicable year may change for a number of reasons, including among other things, aircraft dispositions, debt repayments and refinancings.

	2012	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$6,506	$2,264	$883	$67	$—	$—	$—
Amortization of fair value debt discounts	17,152	12,945	8,329	4,962	3,294	2,479	1,550

Total amortization of GAAM purchase accounting adjustments	$23,658	$15,209	$9,212	$5,029	$3,294	$2,479	$1,550

Market Conditions

The airline industry continues to be challenged by sluggish economic growth and high fuel prices. We expect airline profits will be significantly lower in 2012 compared to 2011. The industry has responded by managing capacity. In particular, there has been increasing pressure on the aircraft values and lease rates of older and less popular aircraft models. We have seen evidence of these trends in our lessees. One of our lessees filed for bankruptcy protection in the first quarter of 2012. We have terminated the lease and repossessed this aircraft. In addition, we have terminated early the leases of two aircraft with one lessee who was in arrears on rent and maintenance reserve payments. This lessee continues to be in arrears on the leases of two other aircraft. Certain of our other lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis.

We have 11 aircraft with scheduled lease expiration dates in 2012 and three aircraft which we have recently repossessed that will be remarketed. We expect the downward pressure on lease rates to continue during the remarketing period for these aircraft. Nine of the aircraft with leases expiring in 2012 are financed with debt which matures on the lease expiration dates and will need to be refinanced. There is no assurance that the current lenders will extend the current financing upon remarketing of these aircraft or that we will find suitable alternative sources of financing.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011.

Operating Results

Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of Fly for the three month period ended March 31, 2012 and 2011.

Consolidated Statements of Income of Fly for the three months ended March 31, 2012 and 2011

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Dollars in thousands)
Revenues
Operating lease revenue	$102,422	$47,568
Equity earnings from unconsolidated joint ventures	1,855	1,216
Lease termination settlement	—	549
Interest and other income	230	336

Total revenues	104,507	49,669

Expenses
Depreciation	34,175	20,641
Interest expense	37,022	18,569
Selling, general and administrative	9,398	5,685
Maintenance and other costs	878	1,313

Total expenses	81,473	46,208

Net income before provision for income taxes	23,034	3,461
Income tax provision	2,647	698

Net income	$20,387	$2,763

As of March 31, 2012 and 2011, we had 111 and 60 aircraft in our portfolio, respectively. As of March 31, 2012, we had 108 aircraft on lease to 53 lessees, compared to March 31, 2011, when 60 of our aircraft were on lease to 34 lessees.

	Three months ended March 31,		Increase/ Decrease
	2012	2011
Operating lease revenue:
Basic rent	$90,402	$49,102	$41,300
End of lease revenue	15,880	—	15,880
Lease incentives	(1,704)	(1,457)	(247)
Other	(2,156)	(77)	(2,079)

Total operating lease revenue	102,422	47,568	54,854

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended March 31, 2012, operating lease revenue totaled $102.4 million, an increase of $54.9 million as compared to the three month period ended March 31, 2011. The increase was primarily due to (i) additional revenue of $38.4 million from aircraft in the GAAM Portfolio, (ii) additional revenue of $3.2 million from other aircraft acquired in 2011 and 2012, (iii) $15.9 million of end of lease revenue resulting from early termination of leases in 2012, and (iv) an increase of $1.7 million from re-marketed aircraft. The increases were partially offset by a $4.1 million decrease in revenue from sale of aircraft.

Amortization of lease incentives recorded as reduction of operating lease revenue totaled $1.7 million and $1.5 million for the three month periods ended March 31, 2012 and 2011, respectively.

For the three month periods ended March 31, 2012 and 2011, we recorded equity earnings from unconsolidated subsidiaries of $1.9 million and $1.2 million, respectively. We have a 15.0% interest in BBAM LP and a 57.4% interest in Fly-Z/C LP.

Depreciation expense was $34.2 million and $20.6 million for the three month periods ended March 31, 2012 and 2011, respectively. The increase of $13.6 million was primarily due to aircraft acquired in 2011 and 2012, partially offset by depreciation on aircraft we sold during the last quarter of 2011.

Interest expense was $37.0 million and $18.6 million for the three month periods ended March 31, 2012 and 2011, respectively. The increase of $18.4 million was primarily due to debt assumed in the acquisition of the GAAM Portfolio in October 2011, which was partially offset by principal repayments of $104.8 million.

Selling, general and administrative expenses were $9.4 million and $5.7 million for the three month periods ended March 31, 2012 and 2011, respectively. The increase of $3.7 million was primarily due to increase in annual management and service fees paid to BBAM following the acquisition of the GAAM Portfolio in October 2011.

Maintenance and other leasing costs were $0.9 million and $1.3 million for the three month periods ended March 31, 2012 and 2011, respectively. Costs incurred in 2011 included expenses incurred to deliver aircraft to new lessees.

Provision for income taxes consisting primarily of Irish income taxes was $2.6 million and $0.7 million for the three month periods ended March 31, 2012 and 2011, respectively. The effective tax rate was 11.5% and 20.2% for the three month periods ended March 31, 2012 and 2011, respectively. We have included U.S. federal and state tax provisions on our share of BBAM LP’s taxable income sourced in the U.S. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net income was $20.4 million and $2.8 million for the three month periods ended March 31, 2012 and 2011, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the three months ended March 31, 2012 and 2011

We generated cash from operations of $46.5 million and $24.3 million for the three month period ended March 31, 2012 and 2011, respectively. The increase of $22.1 million is primarily due to increase in working capital resulting from the increase in our aircraft portfolio.

For the three month periods ended March 31, 2012 and 2011, cash used in investing activities totaled $27.1 million and $59.5 million, respectively. Lessor maintenance contributions totaled $1.3 million and $1.2 million for the three month periods ended March 31, 2012 and 2011, respectively. In the three month period ended March 31, 2012, we used $26.0 million of cash to acquire aircraft. In the three month period ended March 31, 2011, we used $41.8 million of cash to acquire an aircraft. In addition, we also made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP.

Cash provided by financing activities for the three month periods ended March 31, 2012 and 2011 totaled $57.1 million and $10.9 million, respectively. In the three month period ended March 31, 2012, we: (i) received net proceeds of $87.3 million from Note sales, (ii) borrowed $24.0 million to partially finance the acquisition of aircraft, (iii) had reductions to our restricted cash accounts totaling $48.5 million and (iv) had net maintenance payment liability receipts of $8.0 million. These were partially offset by (i) repayments on our secured borrowings aggregating $104.8 million and (ii) dividends and dividend equivalents paid of $5.3 million. In the three month period ended March 31, 2011, we (i) had net maintenance payment liability receipts of $9.8 million, (ii) received net proceeds of $29.5 million from secured borrowings, and (iii) received proceeds of $1.4 million from an interest rate contract we terminated. These were partially offset by (i) additions to our restricted cash accounts totaling $1.8 million, (ii) share repurchases totaling $12.7 million, (iii) principal repayments on our financing facilities and borrowings aggregating $11.0 million, and (iv) dividends paid of $5.4 million.

Our Future Sources and Uses of Liquidity

We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest and principal payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft.

Our short-term liquidity needs include working capital for operations, our aircraft related expenses, interest and principal payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.

In 2012, our liquidity needs will increasingly include repayment of debt. All available cash flow from aircraft held by B&B Air Acquisition Facility is now applied to repayment of outstanding interest and principal. In addition, substantially all revenues collected during each monthly period after July 2012 and November 2012, from aircraft owned by B&B Air Funding and the aircraft financed in the Nord LB Facility, respectively, will be applied to repay the outstanding debt, after the payment of certain expenses and other costs. As of March 31, 2012, the B&B Air Acquisition Facility had an outstanding balance of $402.0 million, there was $711.0 million of Notes outstanding and the Nord LB Facility had an outstanding balance of $566.2 million. We will seek to refinance some or all of the amounts outstanding under the B&B Air Acquisition Facility prior to November 2012. Depending on market conditions, however, it may not be possible to refinance the B&B Air Acquisition Facility prior to November 2012 on terms we find acceptable.

In February 2012, we completed an extension of the Nord LB Facility to November 2018 and repaid $25.0 million of the outstanding borrowing under the Nord Facility. At the beginning of the extension term on November 14, 2012, we will make an additional principal payment of $15.0 million to Nord LB.

Our liquidity needs also include the funding of aircraft acquisitions and other strategic investments. In 2012, we expect to finance aircraft acquisitions through additional borrowings and debt or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.

As of March 31, 2012, we had 15 leases scheduled to expire within the next twelve months. This does not include three leases that were terminated during the three month period ended March 31, 2012. Of the 15 leases scheduled to expire within the next twelve months, 11 of those leases are financed with debt that matures on the scheduled lease expiration (subject to certain limited extension rights). We are seeking to extend or refinance the debt associated with these aircraft. There is no guarantee that we may be able to do on terms favorable to us.

Our access to debt and equity financing to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments.

Dividends and Share Repurchases

On April 13, 2012, we declared a dividend of $0.20 per share. The dividend will be paid on May 21, 2012 to shareholders of record on April 30, 2012. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

We had a $30.0 million share repurchase program which expired in May 2012 (“2011 Repurchase Program”). We did not repurchase any shares for the three month period ended March 31, 2012. As of March 31, 2012, the remaining balance of the 2011 Repurchase Program was $29.5 million.

On May 2, 2012, our Board of Directors approved a new $25.0 million share repurchase program expiring in May 2013. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Note Sale

During the three month period ended March 31, 2012, we sold the remaining $106.7 million principal amount of Notes held by us through a wholly-owned subsidiary for total proceeds of $87.3 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of an aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserves and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the three month period ended March 31, 2012, we received $11.4 million of maintenance payments from lessees, made maintenance payment disbursements of $3.4 million and also made maintenance contributions of $1.3 million.

Financing

Notes Payable

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.

In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. During the three month period ended March 31, 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The discount of $19.4 million will be amortized over the remaining term of the Notes. As of March 31, 2012, the outstanding principal amount of Notes was $711.0 million.

Until August 2012, we are required to make scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. In the event we sell any aircraft, we are required to pay off the Note obligation allocable to the aircraft. Scheduled principal payments during the three month period ended March 31, 2012 totaled $2.4 million.

Beginning August 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants, and interest coverage ratio. As of March 31, 2012, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of March 31, 2012, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On November 7, 2007, B&B Air Acquisition Facility entered into a credit facility that provided for aircraft financing consisting of up to a $920.0 million Tranche A borrowing, $184.0 million Tranche B borrowing and a $96.0 million equity tranche from Fly (“B&B Air Acquisition Facility”). Tranches A and B were provided by a consortium of third party lenders and are subject to customary terms and conditions. As of March 31, 2012, 16 aircraft were financed under this facility.

Borrowings and equity drawings under the B&B Air Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A and B is 1.50% per annum and 4.00% per annum, respectively. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with movements in underlying interest rates.

The availability period for the B&B Air Acquisition Facility expired on November 6, 2009, and we may not borrow any additional amounts. As of March 31, 2012, $218.0 million, $184.0 million and $96.0 million of Tranche A, Tranche B and the equity tranche, respectively, were outstanding.

Commencing November 7, 2009, substantially all cash flows from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The loan agreement requires that the outstanding principal balance be no greater than the amounts specified as of the dates set out in the table below. If cash flows from aircraft held by B&B Air Acquisition are insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required.

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—

B&B Air Acquisition may make additional voluntary prepayments under the B&B Air Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the sale proceeds of aircraft financed under the B&B Air Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the B&B Air Acquisition Facility.

The B&B Air Acquisition Facility contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in the B&B Air Acquisition Facility must comply with certain concentration limits.

As of March 31, 2012, B&B Air Acquisition was not in default under the B&B Air Acquisition Facility.

GAAM Financing

In connection with the acquisition of the GAAM Portfolio, our subsidiaries assumed secured, non-recourse debt which financed these aircraft at the time of the acquisition. The financing is provided by six lenders through five facilities. All of the loans are secured by pledges of our rights, title and interest in the acquired aircraft and the related leases.

Nord LB Facility

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Nord LB which matures in November 2012. In February 2012, we repaid $25.0 million of the outstanding borrowings and completed an extension of the Nord LB Facility to November 2018. At the beginning of the extension term on November 14, 2012, we will make an additional principal payment of $15.0 million. From February 6, 2012 until November 14, 2012, we will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012 (approximately $532 million). In connection with the negotiation of the facility extension, we entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of our subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower on each loan. These loans will generally be cross-collateralized and cross-defaulted.

The weighted average interest rate on the current Nord LB Facility is 5.86% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25% or 1.45%. The blended weighted average interest rate for the facility was 4.09% as of March 31, 2012, excluding the debt discount amortization. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date on November 14, 2018. We may enter into interest rate swap agreements to mitigate the interest rate fluctuation risk during the extension period.

There are monthly scheduled principal payments of approximately $2.3 million through November 2012. Beginning in December 2012:

•

We will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

•

Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding borrowing. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

•

Between February 6, 2012 and the maturity date, in the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of March 31, 2012, there was no default under the Nord LB Facility.

BOS Facility

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). Twenty of the GAAM aircraft are currently financed through this facility, with an aggregate outstanding principal balance of approximately $486.0 million at March 31, 2012. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates which match the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2012 to 2020. Each loan consists of a senior and junior loan. As of March 31, 2012, $432.9 million was outstanding in senior loans and $53.1 was outstanding in junior loans. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Borrowings under the BOS Facility bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.59% for the senior tranche and 7.29% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 2.14% for the senior tranche and 3.74% for the junior tranche. At March 31, 2012, the weighted average interest rate on all outstanding amounts was 4.99%, excluding the debt discount amortization.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, we are required to prepay the loan on an aircraft upon lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to repay the loan subject to the six month remarketing period described above.

We are subject to operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of March 31, 2012, there was no default under the BOS Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. To the extent that multiple aircraft are financed within a single facility, loans in that facility may be cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan. The maturity date on each current loan matches the corresponding lease expiration date. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft.

Three loans financing nine aircraft were assumed with the GAAM Portfolio, six loans were arranged in connection with the purchase of additional aircraft and one loan was arranged in connection with the re-lease of an aircraft in the GAAM Portfolio. As of March 31, 2012, the total principal amount outstanding pursuant to these loans was $241.8 million, with interest rates ranging from 2.06% to 7.20%. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from August 2014 to February 2019.

Other Secured Borrowing

In June 2009, we entered into a $32.3 million credit facility agreement (the “Credit Facility”) with an international commercial bank. The Credit Facility was secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of Fly. On August 16, 2010, the Credit Facility was amended and restated to increase our borrowing capacity to $85.0 million with a lower collateral requirement and lowered interest cost. During the three month period ended March 31, 2012, we repaid the outstanding balance of $34.5 million under the Credit Facility using proceeds from the sale of Notes.

Capital Expenditures

During the three month period ended March 31, 2012, we acquired two aircraft for a combined purchase price of $26.7 million. . To partially finance the acquisitions, we entered into loan agreements with an international commercial bank to borrow $24.0 million.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2012, the weighted average age of the aircraft in our portfolio was 8.7 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Euros and Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our cash flows.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, and the B&B Air Acquisition Facility. As of March 31, 2012, 95 out of our 108 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 13 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $24.2 million, and would have increased or decreased our revenues by $2.7 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of March 31, 2012, the fair market value of our interest rate swap derivative liabilities was $85.8 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $32.6 million or $34.0 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros and Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

Item 4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2012, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 16, 2012 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.